Exhibit 99.1

Canopy Growth introduces Latin American subsidiary Canopy LATAM and announces the acquisition of leading Colombian medical cannabis company

Announcement pairs Canopy Growth’s industry leading experience with regional expertise and strategic operations

July 5, 2018

Smiths Falls, Canada and Bogota, Colombia – Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED, NYSE:CGC) is proud to introduce its Latin American affiliate Canopy LATAM Corporation (“Canopy LATAM”), a wholly owned and controlled subsidiary of Canopy Growth Corporation. Through Canopy LATAM, the Company has acquired Spectrum Cannabis Colombia S.A.S. (“Spectrum Cannabis Colombia”), which previously operated as Colombian Cannabis S.A.S. (“Colombian Cannabis”), expanding the Company’s focus on the emerging medical cannabis market of Latin America.

Canopy LATAM will advance medical cannabis throughout Latin America

This announcement represents a leap forward in the Company’s growth strategy for its industry leading Spectrum Cannabis brand. As a member of the Canopy Growth family, Canopy LATAM will focus on advancing medical cannabis and capturing market share across the region, home to more than 600 million people, as individual nations modernize their medical cannabis legislation.

Canopy LATAM will be led by Antonio Droghetti as Regional Managing Director, a seasoned executive with extensive experience throughout Latin America. Antonio has previously served as a senior leader for the Grupo Silvio Santos, Managing Director of Inframérica, concessionaire of the airport of Brasilia, and CEO of Lifemed, a company that develops products for hospitals and the healthcare sector. Canopy LATAM has already hired a seasoned team of senior staff to drive the continental strategy forward. This team will oversee in-market entities from across the region and management believes it will position the Company as the leading cannabis focused healthcare organization in Latin America. Canopy LATAM will work closely with Canopy Growth Chief Medical Officer Dr. Mark Ware to build the necessary global clinical program to ensure expeditious entry into these markets. To support his long-term leadership and reflecting the potential for growth across the region, Canopy LATAM will also acquire all of the issued and outstanding shares of Canindica Capital Ltd ("Canindica"), a company controlled by Antonio Droghetti.

And, introducing the newest member of the family, Spectrum Cannabis Colombia

Colombian Cannabis, holder of all required national licenses for the production, manufacturing, and export of cannabis derivatives, has joined the Canopy Growth family as Spectrum Cannabis Colombia. The company will continue to be led by Bibiana Rojas, a proven Colombian executive, MBA graduate from the Wharton School at the University of Pennsylvania, and former Boston Consulting Group project leader.

With its headquarters in the rich agricultural state of Huila, which averages more than 280 sunny days per year, Spectrum Cannabis Colombia will serve as a regional production and processing hub for Canopy LATAM. Further, Spectrum Cannabis Colombia owns a uniquely-positioned 126 hectare farm suitable for growing and future operations. This site receives a steady supply of fresh water from a natural lagoon, has favourable electricity rates, and is currently licensed for 42 hectares (4.5 million sq. ft.) of production capacity for both psychoactive and non-psychoactive (<1% THC) cannabis.

Leveraging the experience of Canopy Growth, Spectrum Cannabis Colombia will build the necessary facilities to provide for value-added production and sales in Colombia and the broader region, with all products produced intended for regional markets in Latin America. Construction is expected to commence by the end of summer 2018 and be complete within twelve months.

Colombia has a proud history of agricultural production and global leadership, from coffee to cacao to roses to orchids, and thanks to progressive cannabis legislation, it is strategically positioned to serve as Canopy Growth’s production, processing, and export hub for Latin America with its operations central to the growth strategy for Canopy LATAM.

Announcement builds on existing research activity lead by Spectrum Cannabis Chile

Chile is well known throughout Latin America for its progressive approach to research and development and Spectrum Cannabis Chile will operate as part of the broader LATAM structure, to ensure that the clinical and market access work already underway in the country for several years can be leveraged into expeditious market access. This further supports the Company’s strategy of focused in-market entities that leverage the unique benefits of each nation.

Advancing Canopy Growth’s operations in Brazil

In line with the significant potential of the region as a whole, Canopy LATAM will advance the organization’s strategy for Brazil, the continent’s largest country with over 200 million inhabitants.

Initially focused on medical cannabis research, the Brazilian in-market entity will also be led by Antonio Droghetti, Regional Managing Director, Canopy LATAM. Through his experience in building and growing businesses within the country, including in the healthcare sector, Antonio will manage a team focused on the Brazilian market and will direct engagement with regulators.

As the country reviews its medical cannabis legislation, Canopy LATAM will position itself to meet future demand for medical cannabis in this high potential market.

A regional strategy for global success

Management believes the Company is positioned for success with a rapidly evolving Latin American operation built on the progressive regulatory environment and unique natural growing climate of Colombia, paired with R&D emanating from Chile, and regional oversight from Canopy LATAM to build numerous markets across South and Central America. As other Latin American nations update their regulations related to medical cannabis, Canopy LATAM will identify opportunities and actively pursue local operations as part of a focused regional growth strategy while ensuing patients have access to high quality, regulated medical cannabis.

Quotes from leadership

“Today is a historic day for Canopy Growth and a victory for patients across Latin America as we take a leap forward in the future of medical cannabis across the region,” said Mark Zekulin, President and Co-CEO, Canopy Growth. “Sustainable regional production coupled with focused in-market entities led by seasoned regional executives is our winning formula, and the launch of Canopy LATAM represents another successfully executed step in our ambitious global growth strategy.”

“I’m proud to join the Canopy Growth family and look forward to growing Canopy LATAM into the leading cannabis focused healthcare provider in Latin America,” said Antonio Droghetti, Regional Managing Director, Canopy LATAM. “Our region has incredible potential and a real need for controlled, high quality medical cannabis. Leveraging the experience of Canopy Growth and the regional expertise of our country leaders and senior management team, we will collaborate with regulators and ensure that healthcare professionals and patients have access to the information and products they need.”

“Thanks to our climate, location, and progressive regulations, we’ve believed from the beginning that Colombia was uniquely positioned as a leader in the region’s emerging medical cannabis industry,” said Bibiana Rojas, Managing Director, Spectrum Cannabis Colombia. “It’s a proud day as we join Colombian expertise with the world leader in medical cannabis. Together, we can continue to build our Colombian operations with the ambitious goal of serving as a production and processing hub for all of Latin America.”

The Fine Print

The Company has issued the former shareholders of Spectrum Cannabis Colombia 1,193,237 common shares in the capital of the Company on closing valued at $34,832,593.

Upon the satisfaction of four further milestones, the Company will issue the former shareholders of Spectrum Cannabis Colombia up to 524,576 common shares in the capital of the Company on the completion of each milestone. Each of the four milestone payments is valued at $15,313,255. The maximum value issuable to the shareholder of Spectrum Cannabis Colombia on closing and pursuant to the four milestones is $61,253,019.

The Company will issue the shareholders of Canindica, a company controlled by Antonio Droghetti, 595,184 common shares in the capital of the Company on closing valued at $18,666,667 based upon the 20 day volume weighted average trading price of the Company’s common shares on the TSX on the date prior to the date of closing.

Upon the satisfaction of four different milestones, the Company will issue the shareholders of Canindica additional common shares, with each milestone valued at $9,333,333 and to be paid out in common shares based upon the 20 day volume weighted average trading price of the Company’s common shares on the TSX on the date prior to the date each such milestone is satisfied. The maximum value issuable to the shareholder of Canindica on closing and pursuant to the four milestones is $37,333.333.

On July 4, 2023, the Company shall make an extra payment to those parties who had completed all of their milestones by that date. Payment will be made in common shares of the Company based upon the 20-day volume weighted average trading price of the Company’s common shares on the TSX on July 4, 2023. The Company will issue the former shareholder of Spectrum Cannabis Colombia common shares of the Company equal to four percent (4%) of the fair market value of Canopy LATAM. The Company will issue to Canindica, such number of common shares of the Company equal to six percent (6%) of the fair market value of Canopy LATAM.

All amounts are in United States dollars unless otherwise noted.

Spectrum Cannabis. Medical Cannabis Simplified.

Contacts:

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in ten countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

About Spectrum Cannabis

Spectrum Cannabis, a wholly-owned subsidiary of Canopy Growth, is dedicated to simplifying medical cannabis for patients and healthcare practitioners. Spectrum Cannabis is an international medical business which interfaces with healthcare professionals and patients around the world. Founded in Canada, Spectrum Cannabis operates in Australia, South America, Africa and across Europe. Spectrum Cannabis products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded Spectrum to categorize medical cannabis according to THC and CBD levels. Its product lineup includes whole flower cannabis, oils and new innovations such as Softgels. Through product simplification, easy dosing formats, in addition to ongoing education of healthcare professionals, Spectrum is committed to improving the lives of medical cannabis patients around the globe.

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the Company’s focus on Latin America, the Company’s position in the market, the advancement of medical cannabis internationally, capturing market share, construction of facilities, leveraging the clinical and market access work in Chile, the Company’s global growth strategy, the milestone payments and the identification of new opportunities. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the updating of regulations in individual nations; the completion of construction on facilities for value added production; the completion of various milestone events; the ability to integrate the acquired businesses into the Company’s operations; the time and resources of management devoted to integration and expansion efforts; and such risks contained in the Company’s annual information form dated June 28, 2018 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.